January 4, 2006	Writer’s Direct Contact

(213) 892-5251 HCohn@mofo.com
By Overnight Delivery
Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549

Re:	Vestin Realty Trust I, Inc.
Registration Statement on Form S-4 (File No. 333-125347)
Dear Ms. Garnett:
On behalf of Vestin Realty Trust I, Inc. (the “Company”), we are transmitting for filing Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-4 (File No. 333-125347) (the “Registration Statement”). Courtesy copies will be provided that are marked to show changes from Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on December 12, 2005 and from Amendment No. 6 to the Registration Statement on Form S-4 (File No. 333-125121) for Vestin Realty Trust II, Inc. filed with the Commission on January 4, 2006.
The Amendment is being filed to update the Registration Statement to make conforming changes in response to comments received from the Commission staff by letter dated December 12, 2005 with respect to the Form S-4 Registration Statement of Vestin Realty Trust II, Inc. (File No. 333-125121). For ease of reference, we have enclosed a copy of the response letter to the comment letter received from the Commission staff with respect to Vestin Realty Trust II, Inc. (We previously updated the Registration Statement to make conforming changes for the first four comment letters received from the Commission staff with respect to Vestin Realty Trust II, Inc, and the comments set forth in the Commission’s letter dated December 29, 2005 with respect to Vestin Realty Trust II, Inc. do not affect the Company.)
Should you have any further questions or comments regarding the captioned filing, please direct them to me at (213) 892-5251 or Charles C. Kim at (213) 892-5742.
Very truly yours,
/s/ Hillel T. Cohn
Hillel T. Cohn
enclosures

cc:	Michael McTiernan — Securities and Exchange Commission
Eric McPhee — Securities and Exchange Commission
Dan Gordon — Securities and Exchange Commission
Michael V. Shustek — Vestin Realty Trust I, Inc.
Ira Levine, Esq. — Levine Garfinkel & Katz